UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
JUN 03 2015
Washington DC
404

SEC FILE NUMBER
8-69033

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

NCG Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 Broad Street
(No. and Street)

Red Bank (City) NJ (State) 07701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dominick Dipiero (732) 741-8400
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith + Brown, PC
(Name - if individual, state last, first, middle name)

One Spring Street (Address) New Brunswick (City) NJ (State) 08901 (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

NCG Securities, LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

AFFIRMATION

I, Dominick Dipiero, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to NCG Securities, LLC at December 31, 2014, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Managing Member/CEO and Principal
Title

Subscribed and sworn
to before me

Kate Roselli
2/25/15

KATE ROSELLI
Commission # 2433225
Notary Public, State of New Jersey
My Commission Expires
April 29, 2018

NCG Securities, LLC
Index
December 31, 2014

WithumSmith+Brown, PC
AUDIT · TAX · ADVISORY

One Spring Street
New Brunswick, NJ 08901
732 828 1614 fax 732 828 5156
www.withum.com

Additional Offices in New Jersey,
New York, Pennsylvania, Maryland,
Florida, and Colorado and Grand Cayman

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of NCG Securities, LLC

We have audited the accompanying statement of financial condition of NCG Securities, LLC as of December 31, 2014. This financial statement is the responsibility of NCG Securities, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of NCG Securities, LLC as of December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

WithumSmith+Brown, PC

February 23, 2015

NCG Securities, LLC
Statement of Financial Condition
December 31, 2014

Assets	
Cash	$ 158,017
Commission receivable	11,000
Total asssets	$ 169,017
Member's Equity	$ 169,017

The accompanying notes are integral part of this financial statement.

1. Organization

NCG Securities, LLC (the "Company") is a New Jersey Limited Liability Company formed on November 2, 2011. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

2. Summary of Significant Accounting Policies

Basis of Presentation
These financial statements are prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Concentration of Credit Risk
All cash deposits are held by one financial institution and, therefore, are subject to the credit risk at this financial institution. The Company has not experienced any losses in such account and does not believe there to be any significant credit risk with respect to these deposits.

Income Taxes
The Company has no uncertain tax positions. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state, and certain local income taxes. Accordingly, the Company has not provided for federal and state income taxes.

3. Related Party Transactions

The Company has an expense sharing agreement with a company under common ownership. Pursuant to the agreement the affiliate provides general and administrative support to the Company and the Company has no obligation, direct or indirect, to compensate or reimbursement the affiliate for such expenses.

All transactions with related parties are settled in the normal course of business. The terms of any of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

4. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as both defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $158,017, which exceeded the required minimum net capital of $5,000 by $153,017.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934.